Exhibit 99.2

KPMG LLP Suite 500 191 West Nationwide Boulevard Columbus, OH 43215-2568	Telephone 614 249 2300 Fax 614 249 2348

Independent Accountants’ Report

Board of Directors

Bank One, N.A.:

WE have examined management’s assertion, included in the accompanying Assertion by Bank One, National Association (the “Servicer”) that the Servicer complied in all material respects with the covenants and conditions set forth in the Sections 4.8, 4.9, 4.10, 4.11, 5.1, 5.2, 5.4, 5.5, 5.6, 5.7, and 5.8 of the Bank One Auto Securitization Trust 2003-1 Sale and Servicing Agreement (the “Agreement”), dated August 29, 2003 between Bank One Auto Securitization Trust 2003-1, an Issuer, Bank One Auto Securitization, L.L.C., as Seller, the Servicer, and JPMorgan Chase Bank, as Indenture Trustee, as of December 31, 2003 and for the period August 29, 2003 through December 31, 2003. Management is responsible for the Servicer’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion, about the Servicer’s compliance with the aforementioned covenants and conditions of the Agreement, based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Servicer’s compliance with the aforementioned covenants and conditions of the Agreement and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Servicer’s compliance with specified requirements.

In our opinion, management’s assertion that the Servicer complied in all material respects with the aforementioned covenants and conditions of the Agreement, as of December 31, 2003 and for the period August 29, 2003 through December 31, 2003, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Servicer, Issuer, Seller and Indenture Trustee, and is not intended to be and should not be used by anyone other than these specified parties.

Columbus, OH

February 20, 2004

Assertion by Bank One, National Association

Bank One, National Association services the motor vehicle retail installment sale contracts for the Bank One Auto Securitization Trust 2003-1. As of December 31, 2003 and for the period August 29, 2003 through December 31, 2003, Bank One, National Association complied in all material respects with the covenants and conditions set forth in Sections 4.8, 4.9, 4.10, 4.11, 5.1, 5.2, 5.4, 5.5, 5.6, 5.7 and 5.8 of the Bank One Auto Securitization Trust 2003-1 Sale and Servicing Agreement dated August 29, 2003 among Bank One Auto Securitization Trust 2003-1 as Issuer, Bank One Auto Securitization, L.L.C. as Seller, Bank One, National Association as Servicer, and JPMorgan Chase Bank as Indenture Trustee.

/S/ RANDY J. REDCAY Randy J. Redcay First Vice President	/S/ CORRINE M. BURGER Corrine M. Burger Retail Controller and Sr. Vice President